Paulson & Co. Reiterates Opposition to Destructive Carrizo Deal
- Transaction Destroys Shareholder Value and Permanently Impairs Company -
- Managements Set to Receive Up to $40 Million of Golden Parachutes While Shareholders Lose Money -
- Management Presents Unreliable and Incomplete Financial Information -
- If Deal Doesn’t Go Through, Board Should Immediately Explore Sale -

NEW YORK, October 22, 2019 /PRNewswire/ -- Paulson & Co. Inc. ("Paulson"), as manager of funds holding 21.6 million shares, or 9.5% of those outstanding, of Callon Petroleum Company ("Callon" or the "Company") (NYSE: CPE), today sent a follow-up letter to the board of Callon, released a presentation exposing numerous flaws in Callon’s statements of the purported benefits of the proposed acquisition of Carrizo Oil & Gas Inc. ("Carrizo") (NASDAQ: CRZO) and reiterated its opposition to the deal.
Paulson’s opposition is based on the following additional points:
1)  The Carrizo transaction has already destroyed substantial shareholder value and if consummated will permanently impair Callon’s value proposition.  Since the deal was announced, Callon’s stock price has declined by 42%, with shareholders losing $614 million in value.  This is due to the unjustified 25% premium offered to buy Carrizo and the proposed dilutive Callon share issuance of over 86%.  Even accounting for the general decline in the E&P sector, Callon’s shares have severely underperformed.  Callon is clearly better off without this deal, in which case this decline should be reversed.
2)  The transaction enriches management, not shareholders.  We are shocked that, as part of this transaction, Callon shareholders will entitle up to a $10.7 million golden parachute or “success fee” to Joseph Gatto, James Ulm, Michol Ecklund and Mitzi Conn for structuring a deal in which Callon shareholders have lost over half a billion dollars.  As if this weren’t enough, Callon’s shareholders must pay Carrizo management an additional $29 million in change-in-control payments.  When added to financial advisory fees of $30 million, shareholders are being asked to entitle not one, but two, management teams and their bankers nearly $70 million for the massive destruction of shareholder value.  If the transaction closes, shareholders will not only suffer steep losses, they will be paying fees to the parties responsible for causing the destruction in value. The proposed compensation agreements are an insult to shareholders and a mockery of good corporate governance.
3)  Callon’s net debt explodes from $1.2 billion to $3.5 billion while Callon inexplicably claims that this deal improves its balance sheet.  Estimated annual cash interest expense and preferred dividends will nearly triple from $69 million to $184 million annually.  Based on consensus estimates, Net Debt/2020E EBITDA is expected to go from 1.9x stand-alone to 2.4x pro-forma, including preferred stock.  The leverage impact from any asset sales is unclear because Callon has not provided sufficient detail.
4)  Callon management uses unreliable and non-conforming financial metrics to try to persuade shareholders into approving this transaction.  Callon seemingly overestimates what combined “free cash flow” is available for shareholders for 2020-2021.  By capitalizing cash interest expense and excluding preferred dividends ($368 million), capitalizing a portion of G&A expenses, and excluding transaction expenses of $94.5 million and contingent payments to ExL of $75 million, Callon dramatically overstates its free cash flow projections.

5)  Callon claims that this deal is accretive on free cash flow per share, yet our calculations based on management’s disclosures imply the deal is highly dilutive.  In its definitive proxy, Callon represents that on a stand-alone basis its adjusted operating cash flow less capital expenditures for 2020-2021 equals $242 million, or $1.06/share.  In comparison, in its deal press releases, Callon says that pro-forma for the merger it expects to generate $300 million of “free cash flow”, or $0.72/share for 2020-2021.  Based on these, figures, which exclude the above-mentioned costs, the proposed deal is dilutive to free cash flow per share by an extraordinary 32%.
6)  $600 million out of the $850 million of total synergies are derived from capitalizing unrealistic operational benefits, which most analysts and investors heavily discount.  In addition, Callon’s synergy projections overlook the $252 million value transfer from the premium paid, exclude $60 million of value loss attributable to restrictions on tax attributes, and ignore the fact that the remaining purported synergies are shared 54% and 46% by Callon and Carrizo shareholders respectively.
7)  If Callon’s board really wants to maximize value for its shareholders, in the event this deal does not close, it should explore an immediate sale with the formal engagement of independent advisers.  As part of such sale, Callon must reach out to companies of all sizes, including larger ones who would be interested in entering or increasing their Permian exposure.  Shareholders recognize that Callon is too small to be cost-efficient and the best path forward to generate value is to pursue a sale of the company.
We believe that Callon’s board and management is pursuing the transaction to entrench and enrich themselves.  To justify a value-destructive deal, Callon presents shareholders with unreliable, non-GAAP financial metrics.  In our view, shareholders would be better off instead if the Carrizo transaction did not proceed and Callon was to be sold.  Accordingly, Paulson will vote its shares against the Carrizo transaction and against all of the proposed shareholder resolutions.
[EMBEDDED LINK TO LETTER AND PRESENTATION]
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Contact Details
Marcelo Kim
Paulson & Co. Inc.
212-599-6628
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